CINCINNATI  FINANCIAL  CORPORATION

Mailing Address:                  P.O. BOX 145496

CINCINNATI, OHIO  45250-5496

(513) 870-2000

July 24, 2007

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C.  20549

Re:

Cincinnati Financial Corporation

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed February 28, 2007

File Number:  000-04604

Dear Mr. Rosenberg:

On July 23, 2007 Vanessa Robertson, Staff Accountant, contacted us by telephone to acknowledge your receipt of our response to your June 1, 2007, comment letter regarding the above-referenced Form 10-K. In the call, Ms. Robertson raised several additional questions and requested a response within ten days or such later date that Cincinnati Financial Corporation might request. This letter will confirm that Cincinnati Financial Corporation will submit its response to the questions raised by Ms. Robertson by August 17, 2007.

Sincerely,

CINCINNATI FINANCIAL CORPORATION

/s/Kenneth W. Stecher

Kenneth W. Stecher

Chief Financial Officer, Executive Vice President, Secretary and Treasurer (Principal Accounting Officer)

cc:

Vanessa Robertson